SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)

                             Tremont Advisers, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    894729201
                                 (CUSIP Number)

                                Sandra L. Manzke
                           c/o Tremont Advisers, Inc.
                                555 Fremd Avenue
                               Rye, New York 10580
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                               - with copies to -

                             Stephen Rosenberg, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                Page 1 of 7 Pages
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CUSIP No. 894729201                                        Page 2 of 7 Pages

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sandra L. Manzke
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2.   CHECK THE APPROPRIATE BOX IF A  GROUP*                      (a) [ ]
                                                                 (b) [ ]
     Inapplicable
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3.   SEC USE ONLY


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4.   SOURCES OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
     2(d) OR 2(e)  [ ]


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER          727,509
     SHARES         ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        256,842
     OWNED BY       ------------------------------------------------------------
      EACH          9.    SOLE DISPOSITIVE POWER     855,737
   REPORTING        ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSTIVE POWER    0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  984,351

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                 Inapplicable                                              [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     17.81%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 894729201                                     Page 3 of 7 Pages

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ITEM 1 Security and Issuer

     Title of Class of Securities

         Class B Common Stock $.01 par value per share (the "Shares")

     Name and Address of Issuer

         Tremont Advisers, Inc. (the "Company" or the "Issuer")
         555 Theodore Fremd Avenue
         Rye, New York  10580

ITEM 2 Identity and Background

     (a) Sandra L. Manzke ("Ms. Manzke")

     (b) c/o Tremont Advisers, Inc.
         555 Theodore Fremd Avenue
         Rye, New York  10580

     (c) Ms. Manzke is the Co-Chief Executive Officer and the Chairman of the Board of Directors of the Issuer whose address is set forth in Item 1 above.

     (d) During the past five years Ms. Manzke has not been convicted in a criminal proceeding.

     (e) During the past five years Ms. Manzke has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

     (f) United States

ITEM 3 Source and Amount of Funds or Other Consideration

         Of the 984,351 Shares owned by Ms. Manzke,:

         o 256,180 Shares were acquired from the Company in connection with the Company's acquisition of Ms. Manzke's stock in Tremont Partners, Inc.

         o 210,930 Shares were purchased by Ms. Manzke using personal funds.

         o 67,851 Shares are owned by the Tremont Advisers, Inc. Savings Plan (the "Plan"). The Shares were purchased at the direction of Ms. Manzke using Ms.

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CUSIP No. 894729201                                       Page 4 of 7 Pages

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           Manzke's  contributions  to  the  Plan.  Ms.  Manzke  has  investment discretion over these Shares. By virtue of her status as a trustee of the Plan, Ms. Manzke has shared voting power over these Shares.

         o 64,687 Shares are subject to currently exercisable stock options granted to Ms. Manzke by the Company. Ms. Manzke also owns options to purchase an additional 16,250 Shares but these options are not exercisable within sixty days after the date hereof.

         o 195,712 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. Ms. Manzke acquired these shares of Class A Common Stock using personal funds.

         o 15,625 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of Ms. Manzke using Ms. Manzke's contributions to the Plan. Ms. Manzke has investment discretion over these Shares. By virtue of her status as a trustee of the Plan, Ms. Manzke has shared voting power over these Shares.

         o 44,752 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of the Plan's trustees using employer contributions to the Plan. Ms. Manzke was granted investment discretion over these Shares as of December 31, 2000. By virtue of her status as a trustee of the Plan, Ms. Manzke has shared voting power over these Shares.

         o 48,643 Shares are owned by the Plan and were purchased at the direction of other participants in the Plan using their contributions to the Plan. Ms. Manzke has no dispositive power over these Shares. By virtue of her status as a Trustee of the Plan, Ms. Manzke has shared voting power over these Shares. Ms. Manzke specifically disclaims beneficial ownership of these Shares.

         o The balance, 79,971 Shares, are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of the Plan's trustees using employer contributions to the Plan. Other Plan participants have dispositive power over these Shares. Ms. Manzke has no dispositive power over these Shares. By virtue of her status as a Trustee of the Plan, Ms. Manzke has shared voting power over these Shares. Ms. Manzke specifically disclaims beneficial ownership of these Shares.

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CUSIP No. 894729201                                      Page 5 of 7 Pages

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ITEM 4 Purpose of Transaction

The purpose of the transactions reported by this Schedule D is investment in the securities of the Issuer. Ms. Manzke is the Co-Chief Executive Officer and the Chairman of the Board of Directors of the Issuer and, as such, is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan. Other than as described above, Ms. Manzke does not have any plans or proposals, which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     (j)  or any action similar to any of those enumerated above.

ITEM 5 Interest in Securities of the Issuer

     (a)-(b) As of the date of this Schedule 13-D, Ms. Manzke owns 984,351 shares of the Issuer's Class B Common Stock, representing approximately 17.81% of the Issuer's Class B Common Stock outstanding as of December 31, 2000 (based upon information obtained from the Issuer). 64,687 of such shares are subject to options exercisable within

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CUSIP No. 894729201                                      Page 6 of 7 Pages

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     60 days after the date of this Schedule 13-D. Ms. Manzke has:

     o sole investment discretion and sole voting power over 727,509 of these shares;

     o sole investment discretion and shared voting power over an additional 128,228 of these shares;

     o no investment discretion and shared voting power over an additional 128,614 of these shares (as to which Ms. Manzke specifically disclaims beneficial ownership).

     (c) Ms. Manzke has not sold shares of the Issuer's Class B Common Stock within sixty days prior to the date of this Schedule 13-D. However,:

          o on November 13, 2000, Ms. Manzke gifted 10,000 shares of Class B Common Stock with a market value of $11.875 per share; and

          o on November 13, 2000, Ms. Manzke sold 5,123 shares of Class A Common Stock, which shares were convertible into an equal number of the Company's Class B Common Stock, in a series of private transactions for a per share purchase price of $0.26.

     (d) Inapplicable.

     (e) Inapplicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         None.

ITEM 7 Material to Be Filed as Exhibits

None.

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CUSIP No. 894729201                                       Page 7 of 7 Pages

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 2001
                                             ----------------------------
                                                        (Dated)

                                             /s/ Sandra L. Manzke
                                             ----------------------------
                                                      (Signature)

                                             Co-Chief Executive Officer
                                             ----------------------------
                                                       (Title)